UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Odyssey Marine Exploration, Inc.

Full name of registrant:

Not applicable

Former name if applicable:

205 S. Hoover Blvd., Suite 210

Address of principal executive office (Street and number):

Tampa, Florida 33609

City, state and zip code:

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Odyssey Marine Exploration, Inc. (the “Company”) was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its independent registered public accounting firm to complete its review of the Company’s financial statements for the year ended December 31, 2023, before the required filing date for the Annual Report on Form 10-K. The Company’s delay in preparing its financial statements for the year ended December 31, 2023, was due to its need to restate certain financial statements, including its financial statements for the year ended December 31, 2022, as reported by the Company on Form 8-K filed on February 26, 2024.

The Company intends to file the subject Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date. The filing will be a comprehensive Form 10-K that will include restated financial statements for the interim periods ended March 31, 2022 and 2023, June 30, 2022 and 2023, and September 30, 2022, restated financial statements for the year ended December 31, 2022, and financial statements for the interim period ended September 30, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Susan Fennessey	(813)	876-1776
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations from fiscal year 2022 will be reflected in the earnings statements to be included in the subject report as follows: (a) a gain in the amount of approximately $21.2 million relating to debt extinguishment, and (b) a decrease in operating expenses of approximately $6.9 million relating primarily to arbitration expenses and a reduction in share-based compensation.

Odyssey Marine Exploration, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned by the undersigned thereunto duly authorized.

Date: April 1, 2024	By:	/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).